As filed with the Securities and Exchange Commission on July 20, 2007

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F 6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

THE ROYAL BANK OF SCOTLAND GROUP plc

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Great Britain

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares, Par Value £0.25 each, of The Royal Bank of Scotland Group plc	1,000,000,000 American Depositary Shares	$5.00	$50,000,000	$1,535.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2007, among The Royal Bank of Scotland Group plc, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among The Royal Bank of Scotland Group plc and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

f.

Power of Attorney. – Filed herewith as Exhibit 7.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 20,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value £0.25 each, of The Royal Bank of Scotland Group plc.

By:

The Bank of New York,

  As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, The Royal Bank of Scotland Group plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, United Kingdom on July 20, 2007.

The Royal Bank of Scotland Group plc

By:  /s/ Mark Fisher

Name:  Mark Fisher

Title:    Chief Executive Manufacturing

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 20, 2007.

Name

Title

* /s/ Mark Fisher

Chairman

Sir Thomas McKillop

*/s/ Mark Fisher

Group Chief Executive Director

Sir Frederick Goodwin

(principal executive officer)

* /s/ Mark Fisher

Group Finance Director and Director

Guy Whittaker

(principal financial and accounting officer)

* /s/ Mark Fisher

Chief Executive, Corporate Markets, and Director

John Cameron

* /s/ Mark Fisher

Chairman, RBS America, and Director

Lawrence Fish

* /s/ Mark Fisher

Chief Executive, Manufacturing, and Director

Mark Fisher

* /s/ Mark Fisher

Chief Executive, Retail Markets, and Director

Gordon Pell

* /s/ Mark Fisher

Director

Colin Buchan

* /s/ Mark Fisher

Director

James Currie

* /s/ Mark Fisher

Director

William Friedrich

* /s/ Mark Fisher

Director

Archibald Hunter

* /s/ Mark Fisher

Director

Charles Koch

* /s/ Mark Fisher

Director

Janis Kong

* /s/ Mark Fisher

Director

Joseph MacHale

* /s/ Mark Fisher

Director

Sir Steve Robson

* /s/ Mark Fisher

Director

Robert Scott

* /s/ Mark Fisher

Director

Peter Sutherland

Authorized Representative in the

United States

* /s/ Mark Fisher

Name:  Donald J. Barry

* /s/ Mark Fisher

Name:  Mark Fisher

Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of __________, 2007, among

The Royal Bank of Scotland Group plc, The Bank of New York as Depositary,

and all Owners and Holders from time to time of American Depositary

Receipts issued thereunder.

2

Form of Letter Agreement among The Royal Bank of Scotland Group plc and The Bank of New York relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

7

Power of Attorney.